QUESTAR PIPELINE COMPANY

180 East 100 South Street, P.O. Box 45360

Salt Lake City, Utah 84145-0360

July 22, 2011

Via EDGAR

Brigitte Lippmann, Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-174877)

Ladies and Gentlemen:

Questar Pipeline Company, a Utah corporation (the “Company”), hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of the above captioned Registration Statement to July 27, 2011, at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

The Company acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact me by telephone at (801) 324-5407.

Very truly yours,

QUESTAR PIPELINE COMPANY

By:

/s/ Kevin W. Hadlock

Kevin W. Hadlock

Executive Vice President and

Chief Financial Officer